UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-40490

WalkMe Ltd.
(Exact name of registrant as specified in its charter)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, no par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

* On September 12, 2024, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 4, 2024, by and among WalkMe Ltd., a company organized under the laws of the State of Israel (the “Company”), SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Company, with the Company surviving the merger and becoming a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, WalkMe Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 23, 2024	By:	/s/ Dan Adika
Name: Dan Adika
Title: Chief Executive Officer